UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U/A

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 15, 2023

Date of Report: (Date of earliest event reported)

LEE PHARMACEUTICALS

(Exact name of issuer as specified in its charter)

Colorado	95-2680312
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

11 N Water Street

Mobile, AL 36602

(Full mailing address of principal executive offices)

(307) 278-1360

(Issuer’s telephone number, including area code)

Common Stock, par value $0.001 per share

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Fundamental Change

On February 15, 2023, Lee Pharmaceuticals (the “Company”) signed a definitive agreement (the “Agreement”) to acquire Ronn Motor Group, a Delaware corporation (“RMG”) through a reverse triangular merger. Pursuant to the Agreement, shareholders of RMG will receive shares of Company stock on a 1:1 exchange basis such that (i) each share of RMG Common Stock shall be exchanged for 1.0 share of Company Common Stock; and (ii) each share of RMG Preferred Stock shall be exchanged for 1.0 share of Company Preferred Stock with substantially similar rights and preferences. Upon completion of the share exchange, any fractional shares will be rounded up to the nearest whole share. As a result of the merger, Company will be the sole shareholder of RMG and RMG shareholders will become shareholders of the Company.

The foregoing description of the merger is not complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed as Exhibit 1U-1, to this Current Report pursuant to Regulation A on Form 1-U and is incorporated by reference herein.

Shell Status

The Company had previously been identified as a shell company. Rule 405 of the Securities Act of 1933 defines a shell as company with (1) no or nominal operations; and (2) either: (i) no or nominal assets; (ii) assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets. This is a two-part test that requires satisfaction of both parts for a company to be deemed a shell. In the present case, the Company is conducting significant operations through RMG as RMG continues to develop and expand its technology and product offering in the zero-emission hydrogen fuel cell electric vehicle space. More information about RMG can be found at https://www.ronnmotorgroup.com/. Due to the nature and extent of these operations, the Company is no longer a shell company.

Item 4.Changes in Issuer’s Certifying Accountant

In February 2023, the Board of Directors of the Company approved of a change to the Company’s independent auditor and in so doing, declined to reengage Accell Audit & Compliance, PA (“Accell”) as the Company’s independent auditor. This decision was not based on any disagreements or misunderstandings between the Company and Accell.

The audit report of Accell on the financial statements of the Company as of December 31, 2021, did not contain any adverse opinion or disclaimer of opinion, and such audit report was not qualified or modified as to uncertainty, audit scope or accounting principles, except for Accell’s explanatory paragraph regarding the Company’s ability to continue as a going concern. A letter from Accell was provided to the Company addressed to the Securities and Exchange Commission stating that it concurs with the statements made by the Company with respect to Accell in this Current Report on Form 1-U. A copy of such letter is furnished hereto as Exhibit 1U-4 with the filing of this Current Report on Form 1-U.

On February 23, 2023, the Company engaged Olayinka Oyebola & Co. (“OOC”), as the Company’s independent registered public accounting firm for the year ending December 31, 2022.

Item 7.Departure of Certain Officers

On February 15, 2023, in conjunction with the acquisition of RMG as described in Item 1 above, John Morgan resigned as President of the Company. Mr. Morgan will continue serving as a member of the Company’s Board of Directors and may fill other positions within the Company.

Item 9.Other Events

In conjunction with the acquisition of RMG, the Company has appointed the following officers effective as of February 15, 2023:

Ronn Ford (70), Chief Executive Officer, Principal Financial Officer, Chairman of the Board of Directors: Mr. Ford is the founder and Chief Executive Officer of RMG and has served in such capacity since January 1, 2013. Since its inception, Mr. Ford has served as Chairman of the Board of the RMG. In 1994, Mr. Ford founded Aire Solutions, Inc. to manufacture, market, and distribute Procooler, an innovative air conditioning device with a wide range of applications, and served as its President and Chief Executive Officer until 2004. From January 2007 until December 2007, Mr. Ford served as a consultant and engineering director of a Zonda Buses manufacturing facility in China, which was developed through a joint venture of Zonda Buses and Zonda Industrial Group, the third-largest bus manufacturer in China at that time. We believe Mr. Ford is qualified to serve as a member of our Board because of his more than 50 years of experience working in the automotive field and more than 25 years of experience with luxury automobiles.

Darla Robinson (40), Treasurer, Secretary: Darla Robinson graduated from California State University Sacramento with a bachelor’s degree in journalism with a minor in Child Development in 2001. Throughout college, Darla worked as an Educational Dean for young children, where she managed curriculum development, classroom management, and performance learning and mentored the teaching throughout her district. Darla later became an executive at Tri-Point Properties. Her responsibilities included managing high-profile projects and acquiring and liquidating several real estate investment properties. Her many projects included land development, rehab flips, additions, and new construction.

Jerry Lavine (52), President, Chief Operating Officer: Jerry Lavine has had a nearly three-decade career in the automotive industry. Jerry began his career at Ford Company, where he spent more than 15 years progressing through product development management ranks. His most recent role at Ford was Chief Engineer for Full-Size Cars, North American Car, and Truck Programs. He led Lean Engineering and Manufacturing activities focused on reducing waste, improving utilization rates, and raising quality performance in this position. Before this role, he was Chief Engineer, Design Engineering–North American Car & Truck Programs.

Mr. Lavine was the Chief Technology Officer for Bordrin New Energy Vehicle Corporation with responsibilities in the United States and China. In addition, his experience includes being the Vice President of Advanced Product Development for Magna, where Jerry was responsible for the development of new technologies and mobility programs, Executive Vice President and Chief Program Officer for DURA Automotive Systems, where he was responsible for global program execution to ensure cost, quality, and timing requirements across the enterprise.

Before this role, he was Vice President of Global Key Account Management for Henkel Corporation, where he led account strategies, collaborating with corporate groups for product planning, innovation, and business planning. Jerry also was Vice President of Engineering at Next Autoworks, a startup backed by Kleiner Perkins Caufield & Byers, Google Ventures, T. Boone Pickens, and others. He led the vehicle development processes and championed engineering disciplines to reduce costs and accelerate timing in this positionon.

C.G. Ryche (53), Chief Branding and Media Officer: C.G. Ryche served as the Creative Director of RMG from September 2016 until October 2018, at which time he became Chief Marketing Officer of RMG. In addition, since March 2006, he has served as a 23-time award-winning film director, writer, producer, and composer at C.G. Ryche Films, and an international Recording Artist, Keynote Speaker, and a world-renown Multi-Percussionist at Icon Elite Management. From June 2014 until July 2015, Mr. Ryche served as Director/Writer/Executive Producer/Editor/Postproduction Supervisor of Truality TV, and from February 2014 until October 2014, he served as Creative Director/Director/Music Supervisor/Head of Postproduction at Positive side Productions. Mr. Ryche has also helmed many 7-figure projects for television and companies, including The Walt Disney Co., The NFL, PBS, Hollywood Pictures, Time Warner, and Benise.

Sheila Stewart (54), Executive Vice President and Chief Corporate Strategist: Sheila Stewart began her career as a corporate market feasibility analyst.  Pursuing her passion and marketing skills, she was recruited by a national advertising agency where she built a new division. She went on to launch her own full-service advertising agency and built an award-winning global team of over 140 successfully creating B2B and B2C campaigns for product launches worldwide. Understanding the financial importance of tracking marketing ROI, she developed and implemented proprietary metric tools for her clients. She sold the firm and went on to publish a series of 24-books creating a marketing system for businesses. She spent 5 years on a business speaking tour, published two subsequent

Amazon Best-Selling books and has appeared on ABC, NBC, Fox, nationally syndicated radio shows and in various print publications.

She formed Sonic Seven Communications, Inc., a global firm focused on creating corporate communication strategies, implementation plans and sales & marketing campaigns. She has worked with major TV networks, prominent entertainment figures, and Fortune 500 companies to launch products and expand companies globally including Maybach, Mercedes, Porsche Taycan, NBC, Discovery Channel and more.

Sheila leveraged her vast years of experience in hiring and managing outsourced talent and formed Sonic Seven Tech, a company providing contract and permanent placed resources specializing in the IT sector including experts in technologies such as Solr and Elastic, SQL, C#, Azure, ETL, Power BI, Database Architecture and more. She serves as CEO for both companies and continues to grow both organizations organically through relationships and referrals. Sheila earned her BS degree in Business Administration from the University of Denver and holds a MS in Marketing from the University of Colorado at Denver.

Change in Transfer Agent.

On or around February 15, 2023, the Company engaged VStock Transfer LLC as its transfer agent. VStock is located at 18 Lafayette Place, Woodmere, NY 11598 and its phone number is (212) 828-8436.

EXHIBIT INDEX

Exhibit No.	Description	Filed
1U-1	Agreement and Plan of Merger	Form 1-U (3/8/2023)
1U-9	Letter from Accell Audit & Compliance, PA	Form 1-U (3/8/2023)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEE PHARMACEUTICALS

Dated: March 23, 2023	By:	/s/ Ronn Ford
	Name:	Ronn Ford
	Title:	Principal Executive Officer